

FOR IMMEDIATE RELEASE

MMRGlobal Making It Happen to Report Sales Up, Gross Profit Up, Cost of Revenue Down as Heads Toward Meaningful Use in 2014

Los Angeles, CA (March 29, 2012) - MMRGlobal, Inc. (OTCBB: MMRF) ("MMR"), a leading provider of Personal Health Records (PHRs), MyEsafeDepositBox storage solutions and electronic document management and imaging systems for healthcare professionals, plans on filing its 2011 Annual Report on Form 10-K for the period ended December 31, 2011 with the U.S. Securities and Exchange Commission on Friday, March 30, 2012 after the close of market. The Company will report increased sales, reduced costs, reduced operating expenses, increased gross profits, and decreased losses. The filing will be followed by a conference call hosted by Bob Lorsch, Chief Executive Officer, and Ingrid Safranek, Chief Financial Officer, at 4:30 p.m. Eastern Time / 1:30 p.m. Pacific Time (details below).

Revenues for the year ended December 31, 2011 increased by 45.9% when compared to the year ended December 31, 2010 due to an increase in MMRPro sales, which were up 105%, and biotech licensing revenues, which were up 100%. The Company also saw revenue from investment by customers in private label website development for integration of the Company's proprietary patented Personal Health Record products and services, including Chartis Insurance and E-mail Frequency. E-mail Frequency has advised the Company that it plans on rolling out PHRs to as many as one million member clients in 2012.

Cost of revenue decreased by 8.2% for the year ended December 31, 2011 when compared to the year ended December 31, 2010. Gross profit increased to 161% for year ended December 31, 2011. The Company attributes a significant portion of the decrease in costs to the elimination of certain outside service providers, the development of an internal cost-savings platform and the creation of MMRGlobal Infocom, which now provides operating technology services and website integration and support internally. The cost of revenue decreased primarily due to changes in service providers hosting the Company's products and the formation of Infocom providing services in-house, and the development of the Company's own cost-savings platform(s). As a result, the Company's operating losses were down 51%.

"As a result of meaningful use requirements under the HITECH Act, the Company believes that 2012 is the year that healthcare professionals will seriously focus on how they will offer PHRs in response to criteria that would require at least 90% of all patients with medical records on an EMR to be provided timely access to a Personal Health Record by 2014," said Mr. Lorsch.

Over the past year, the Company has experienced continued success in licensing its portfolio of patents for both biotech and health information technology. It recently had three health IT patents issued, two entitled "Method and System for Providing Online Medical Records" and one entitled "Method and System for Providing Online Records." The Company began licensing its biotech patents in 2010 and has already received $850,000. It expects to receive additional milestone payments from biotech licensing this year and significantly larger milestone payments from biotech in 2014.

The MichaelBass Group, an investment banking and strategic advisory services firm (www.michaelbass.com), issued a special report January 20, 2012 discussing the value of the Company's HIT patents, citing the global market for Personal Health Records at $19 billion, and focusing on the patents issued, pending and owned by MyMedicalRecords, Inc. (http://michaelbass.com/PDF/JAN20MMRF.pdf)

As discussed above, revenues increased by $446,660, or 45.9%, to $1,419,648 for the year ended December 31, 2011 from $972,988 for the year ended December 31, 2010. The Company believes that the other revenues which include website development and PHR integration signal a continued long-term commitment to offer the Company' products and services. Our cost of revenue decreased to $609,212 for the year ended December 31, 2011 from $663,372 for the year ended December 31, 2010.

Gross Margin increased by 57.1% for the year ended December 31, 2011, as compared to 31.8% for the similar period in 2010. Cost of revenue as a percentage of sales decreased by 8.2% and operating expenses decreased 1.0% during the same period.

General and Administrative increased by $181,193 or 4.2% in 2011, as compared to the similar period in 2010, primarily due to higher consulting fees and a non-cash increase in MMRPro amortization expenses. Sales and marketing expenses decreased by $257,502 or 9.6% in 2011, as compared to the prior period in 2010, due to a decrease in the cost of radio and TV ads. Technology development expenses were essentially equivalent to those seen in 2010.

Losses were down 51% from the prior year. The Company lost $8,884,427 of which $2,845,222 was cash and $6,039,205 non-cash compared to total losses of $17.9 million in the previous year of which $4,212,300 was cash. Cash losses were down 32.5%.

Non-cash losses were caused by the application of accounting principles to value derivative liabilities and equity imputed interest in the sale of convertible notes, and stock options warrants and common stock issued for services, among other similar types of expenses.

During the conference call on Friday, March 30th, the Company will discuss 2011 year-end results as well as answer questions about:

- Plans for MMR Life Sciences Group for the purpose of exploiting selected biotech assets including the Company's anti-CD20 antibodies and related FavId™/Specifid™ vaccine technologies.

- Plans to enter the potentially lucrative home healthcare and assisted living facilities market.

- Plans to market the Company's recently-debuted Prepaid Personal Health Record card, scheduled to be deployed later this year to thousands of pharmacy windows in supermarkets throughout the U.S.

- The status of the Taylor Armstrong case.

- The status of International activities in China and Australia.

- An update on Chartis Insurance.

- The Company's relationship with 4medica.

- The Company's relationship with ng Connect.

- The status of the Company's integration with Microsoft® HealthVault®.

- The status of sales as a result of the strategic relationship with UST Global®.

- A campaign to align the Company with the network of Patient Advocates who work with physicians, hospitals, healthcare organizations and individual patients to maximize the experience and to minimize unexpected occurrences during and after medical procedures.

- Plans to deploy Fujitsu scanners for MMRPro in addition to Kodak.

During the past year, MMRGlobal has launched strategic relationships with UST Global, 4medica, Interbit Data, Alcatel-Lucent and the ng Connect Program, as well as internationally with licensee VisiInc PLC in Australia and strategic partner Unis-Tonghe in China. These relationships represent the development of efforts to attach the Company's MyMedicalRecords Personal Health Record and MMRPro document storage and management systems to any Electronic Medical Record platform, as well as receive lab, pharmacy and telemedicine system information.

In closing, the Company would like to thank its shareholders, who support its vision of personal responsibility in healthcare for individuals and organizations. The Company developed MyMedicalRecords, MMRPro and MyEsafeDepositBox in anticipation of the changes now being instituted around the world and looks forward to being part of the growth of Personal Health Records.

Webcast and Conference Call Details

Management will host a live webcast and conference call to discuss the 2011 year-end results and other matters related to the Company's business on Friday, March 30, 2012, at 4:30 p.m. Eastern Time / 1:30 p.m. Pacific Time. Investors may access the live webcast by clicking on the Investor Relations section at www.mmrglobal.com or by conference call at (800) 299-9630. Participants will be asked to provide Passcode 48026242. A replay is available two hours following the call at (888) 286-8010. Callers must enter Passcode 92515669 to access the replay.

About MMRGlobal, Inc.

MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc., provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, and professional organizations and affinity groups. The MyMedicalRecords PHR enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. MyMedicalRecords is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for healthcare professionals. Through its merger with Favrille, Inc. in January 2009, the Company acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId™/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMRGlobal, Inc. visit www.mmrglobal.com. View demos and video tutorials of the Company's products and services at www.mmrtheater.com.

Forward-Looking Statements

All statements in this press release that are not strictly historical in nature, including future performance, management's expectations, beliefs, intentions, estimates or projections, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words (and their derivations) such as "need," "possibility," "intend," "offer," "development," "if," "negotiate," "when," "begun," "believe," "achieve," "will," "estimate," "expect," "maintain," "plan," and "continue," or the negative of these words. Actual results and the timing of selected events may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Such statements are subject to various risks and uncertainties, including but not limited to those discussed or incorporated by reference herein. The forward-looking statements are necessarily based on various assumptions and estimates and are inherently subject to various risks and uncertainties, including risks and uncertainties relating to the possible invalidity of the underlying assumptions and estimates and possible changes or developments in economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including customers, suppliers, business partners and competitors and legislative, judicial and other governmental authorities and officials. Factors that could cause or contribute to such differences include, but are not limited to, the risk the Company's products are not adopted or viewed favorably by the healthcare community and consumer retail market; business prospects, results of operations or financial condition, including variations in our quarterly and year-end operating results; risks related to the current uncertainty and instability in financial and lending markets, including global economic uncertainties; litigation matters; timing and volume of sales and installations; length of sales cycles and the installation process; market acceptance of new product and service introductions including the prepaid Personal Health Record card; ability to establish and maintain strategic relationships; relationships with licensees; competitive product offerings and promotions; changes in government laws and regulations and future changes in tax legislation and initiatives in the healthcare industry including the 2009 HITECH Act; undetected errors in our products; possibility of interruption at our data centers; risks related to third party vendors; risks related to obtaining and integrating third-party licensed technology; risks related to a security breach by third parties; risks associated with recruitment and retention of key personnel; maintaining, developing and defending our intellectual property rights; marketing and exploitation of our patent portfolio both in the U.S. and internationally; uncertainties associated with doing business internationally across borders and territories; and additional risks discussed in the Company's filings with the Securities and Exchange Commission. Additional information will be set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2011. The Company is providing this information as of the date of this release and, except as required by applicable law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

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CONTACT:

Michael Selsman
Public Communications Co.
(310) 922-7033
ms@publiccommunications.biz